Exhibit 99.1

LETTER TO SHAREHOLDERS

November 23, 2010

To Our Shareholders:

On November 23, 2010, the Board of Directors of Central Pacific Financial Corp. (“Central Pacific”) adopted a Tax Benefits Preservation Plan (the “Plan”).  This letter briefly describes the Plan and the Board’s reasons for adopting it.

The purpose of the Plan is to protect Central Pacific’s ability to use certain tax assets, such as net operating loss carryforwards (“NOLs”), to offset future income. In general terms, the Plan discourages any person or group from becoming a beneficial owner of 4.99% or more of Central Pacific’s then outstanding common stock.

In connection with the Plan, on November 23, 2010, the Board declared a dividend of one preferred stock purchase right (a ”Right”) for each share of common stock outstanding as of the close of business on November 30, 2010.

The Plan does not in any way affect Central Pacific’s financial condition or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to Central Pacific or to you, and will not change the way in which you can presently trade shares of Central Pacific, so long as your beneficial interest in Central Pacific remains below 4.99%. As explained in the attached Plan summary, the Rights will only be exercisable if and when the Rights are triggered pursuant to the terms of the Plan.

We have enclosed a summary of the Plan for your information.

On behalf of the Board of Directors,
/s/ John C. Dean
John C. Dean
Executive Chairman

CENTRAL PACIFIC FINANCIAL CORP.

TAX BENEFITS PRESERVATION PLAN

SUMMARY OF TERMS

Purpose
The purpose of the Tax Benefits Preservation Plan (the “Plan”) described in this summary of terms is to preserve the value of certain deferred tax assets (“Tax Benefits”) of Central Pacific Financial Corp. (the “Company”) for U.S. federal income tax purposes.

Rights; Rights Certificates
The Board of Directors of the Company (the “Board”) would authorize and declare a dividend of one preferred share purchase right (a “Right”) in respect of each share of common stock, no par value per share, of the Company (“Common Share”) outstanding at the close of business on a record date to be selected by the Board (the “Record Date”) and to become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined below).  Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/10,000th of a Preferred Share (as defined below).
Prior to the Distribution Date (as defined below), the Rights would be evidenced by, and trade with, the Common Shares and would not be exercisable.  After the Distribution Date, the Company would cause Wells Fargo Bank, National Association, to mail rights certificates to shareholders and the Rights would trade independently of the Common Shares.

Distribution Date; Separation of Rights
Rights would separate from the Common Shares and become exercisable following the earlier of (i) the close of business on the tenth (10th) business day after a Shares Acquisition Date (as defined below) and (ii) the close of business on the tenth (10th) business day (or such later day as may be designated prior to a Shares Acquisition Date by the Board) after the date of the commencement of a tender or exchange offer by any person if, upon consummation thereof, such person would or could be an Acquiring Person (as defined below) (the “Distribution Date”).
“Shares Acquisition Date” means the date of the first public announcement by the Company in a press release expressly referring to the Plan indicating that an Acquiring Person has become such.
“Acquiring Person” means any person who or which, together with its affiliates, beneficially owns 4.99% or more of the Common Shares, other than (i) the U.S. government; (ii) the Company or any subsidiary or employee benefit plan or compensation arrangement of the Company; (iii) any person who or which, together with its affiliates, was on the Record Date, the beneficial owner of 4.99% or more of the Common Shares; (iv) Carlyle Financial Services Harbor, L.P., ACMO-CPF, L.L.C. or any of their respective affiliates; (v) any person who or which would beneficially own 4.99% or more of Common Shares as a result of a redemption by the Company; (vi) any person who or which the Board determines, in its sole discretion, has inadvertently become a 4.99% holder so long as such person promptly divests sufficient shares; and (vii) any person that has become a 4.99% holder if the Board in good faith determines that the attainment of such status has not jeopardized or endangered the Company’s utilization of the Tax Benefits.

Exercise of Rights
On or after the Distribution Date, each Right would initially entitle the holder to purchase, for $6.00 (the “Purchase Price”), 1/10,000th of a share of Junior Participating Preferred Stock, Series C, no par value per share (“Preferred Shares”), of the Company. (The Preferred Shares would be designed so that each 1/10,000th of a share has economic and voting terms similar to those of one Common Share.)

“Flip-In” Trigger
Following the Shares Acquisition Date, (i) Rights owned by the Acquiring Person or its transferees would automatically be void; and (ii) each other Right will automatically become a Right to buy, for the Purchase Price, that number of Common Shares having a market value of twice the Purchase Price.

Exchange
At any time after the Shares Acquisition Date, the Board may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right, subject to adjustments and limitations described in the Plan.  The Board may enter into a trust agreement pursuant to which the Company would deposit into a trust Common Shares that would be distributable to shareholders (excluding the Acquiring Person) in the event the exchange is implemented.  The addition of this feature is intended to facilitate a more orderly distribution of Common Shares in that event.

Redemption	The Board may, at its option, redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.0001 per Right at any time prior to the Shares Acquisition Date.
Amendments
The Company may from time to time before the Shares Acquisition Date supplement or amend the Plan without the approval of any holders of Rights (or, prior to the Distribution Date, the holders of Common Shares).
After the Shares Acquisition Date, the Plan shall not be amended in any manner which would adversely affect the interests of the holders of Rights.

Expiration
The Rights will expire on the earlier of (i) the close of business on the date that is the third (3rd) anniversary of the closing under the investment agreements, (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such time as the Board determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of existence of the Tax Benefits and (v) a date prior to a Shares Acquisition Date on which the Board determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of the Company and its shareholders.